1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 10, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC March 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – April 10, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for March 2018: On a consolidated basis, revenues for March 2018 were approximately NT$103.70 billion, an increase of 60.4 percent from February 2018 and an increase of 20.8 percent from March 2017. Revenues for January through March 2018 totaled NT$248.08 billion, an increase of 6.1 percent compared to the same period in 2017.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)

Period	March 2018	February 2018	M-o-M Increase (Decrease) %	March 2017	Y-o-Y Increase (Decrease) %	January to March 2018	January to March 2017	Y-o-Y Increase (Decrease) %

Net Revenues	103,697	64,641	60.4	85,875	20.8	248,079	233,914	6.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Mar.	Net sales	103,697,437	85,875,181
Jan. - Mar.	Net sales	248,078,671	233,914,400

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	52,170,561	22,012,290

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	380,514,383	35,877,875

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

●	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	41,306,068
	Mark to Market Profit/Loss	(93,329)
	Unrealized Profit/Loss	(429,313)
Expired Contracts	Notional Amount	101,354,657
	Realized Profit/Loss	878,674
Equity price linked product (Y/N)		N

●	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	18,391,955
	Mark to Market Profit/Loss	74,736
	Unrealized Profit/Loss	(119,362)
Expired Contracts	Notional Amount	53,363,548
	Realized Profit/Loss	857,026
Equity price linked product (Y/N)		N

●	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	393,550
	Mark to Market Profit/Loss	1,361
	Unrealized Profit/Loss	(3,685)
Expired Contracts	Notional Amount	978,282
	Realized Profit/Loss	10,075
Equity price linked product (Y/N)		N

●	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,935,358
	Mark to Market Profit/Loss	(41,026)
	Unrealized Profit/Loss	(32,781)
Expired Contracts	Notional Amount	9,531,692
	Realized Profit/Loss	(9,616)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

●	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,239,853
	Mark to Market Profit/Loss	22,997
	Unrealized Profit/Loss	18,313
Expired Contracts	Notional Amount	1,345,009
	Realized Profit/Loss	18,969
Equity price linked product (Y/N)		N

●	TSMC Global

		Future

Margin Payment		(16,845)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,692,189
	Mark to Market Profit/Loss	9,327,655
	Unrealized Profit/Loss	(102,123)
Expired Contracts	Notional Amount	7,200,518
	Realized Profit/Loss	155,934
Equity price linked product (Y/N)		N